Ardmore Shipping Corporation

Belvedere Building

69 Pitts Bay Road, Ground Floor

Pembroke HM 08, Bermuda

September 9, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Ardmore Shipping Corporation

Registration Statement on Form F-3

Filed August 30, 2024

File No. 333-281870

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ardmore Shipping Corporation hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement becomes effective at 4:00 p.m., Eastern Time, on September 12, 2024, or as soon thereafter as practicable.

[Signature page follows]

ARDMORE SHIPPING CORPORATION

By:	/s/ Bart Kelleher
Name:	Bart Kelleher
Title:	Chief Financial Officer, Secretary

[Signature Page to Acceleration Request (F-3)]